Exhibit 20

TAYLOR DEVICES, INC.

ANNUAL REPORT 2008

President's Letter

Dear Shareholder,

Fiscal year 2008 proved to be another record-setting year for Taylor Devices, Inc.  Sales increased to a record $18,593,831, a historic high for the Company and an increase of 13% from the 2007 level of $16,501,400.  Operating income increased to a record $1,806,088, up 34% from last year's $1,343.441 operating income.  Net income after taxes was $1,533,285, more than double last year's figure of $619,273.

The increase of profitability is due to a combination of higher sales volume, improved operating efficiencies, and a burgeoning export market for the Company's seismic protection products.  Recent production improvements have resulted in reduced customer lead times and this has definitely led to an increase in shipments.  This is also reflected in a year-end $11.4 million backlog of orders, down from $12.5 million at the end of fiscal year 2007.

In addition to sales of seismic dampers for new construction, there has been a continued emphasis on marketing of our products for seismic and wind-storm retrofits.  Some notable retrofit projects completed or in progress during 2008 include:

  The Solomon R. Guggenheim Museum in New York City -- Frank Lloyd Wright's famous last project that opened in 1959.
  Caltrans District 4 Headquarters in Oakland, California -- Retrofitted to comply with post 1994 Northridge earthquake code changes.
  Aratsu Bridge in Fukuoka City, Japan -- Retrofit of a 1988 vintage highway bridge.  This is the Company's first bridge project in Japan.

The Company's management staff is committed to increasing our worldwide market penetration in the seismic and wind protection field.  We are accomplishing this by combining a strong, existing product base with timed staging of new product introductions to suit the evolving needs of today's global economy.  In addition, the Company is quietly working as a facilitator behind the scenes in various countries that are considering revising their seismic and wind codes to reflect updated hazard assessments.

Taylor Devices' aerospace and defense product sales showed a substantial increase for 2008.  The Company is presently expanding into the field of vibration isolation, a market that is complementary to our traditional product base in the area of weapons grade shock and blast suppression.  Significant advances have occurred in 2008 integrating our newly developed modular machined spring elements with existing damping devices to provide a high-level vibration isolation system for aerospace markets.  Development contracts are presently in the prototype stage for several new aerospace and military programs.  If these prove successful, there will be new opportunities available in the vibration isolation field to augment and enhance the Company's position.

In the upcoming fiscal year 2009, the Company expects continued success.  However, it must remain ever cautious of the present volatility in the supply chain for the raw materials and energy sources needed to efficiently manufacture truly world-class products.

Sincerely,

TAYLOR DEVICES, INC.

/s/ Douglas P. Taylor
Douglas P. Taylor
President

Status Report from the Vice President

The past year was another outstanding one for Taylor Devices, Inc.  The Company had record revenue.  Profits were also at a record level.  Manufacturing productivity was up with new techniques being introduced.  New equipment was brought on line and new facilities went through the design and planning stages.  Our customers brought challenges to us, which we met and on which we often were able to exceed their expectations.  There are still challenges that confront us and we look forward to meeting them in the year to come.

Taylor Devices, Inc. has used a fully integrated computer system within the Company since the mid-1990's.  It has served the Company well and has gone through two upgrades as the computer technology improved.  This past year the Company made the decision to upgrade the system yet again.  The need for improved capabilities and increased speed drove the decision.  The computer mainframe was replaced and employees went through extensive training.  The transition was accomplished with minimal problems and the new system is already showing improvements in how and what we can do.

The Company invested in Lean Manufacturing techniques in the past year.  State University at Buffalo personnel, along with specific Taylor employees, selected teams for training.  These teams identified product models and applied the Lean Manufacturing techniques to these products.  The changes that were suggested in the process and the equipment used to manufacture these products were reviewed and implemented, yielding measurable improvements in productivity.

The Company also received a request for a new product that indicated an expansion of grinding capabilities would be required.  One new machine was located that would improve our small part grinding efficiency and is in the process of being implemented.  The specific needs of our large part grinding proved more challenging to fill.  The capabilities required could not be matched by equipment available.  The Company decided to purchase a machine and redesign areas of it to meet the Company's needs.  This machine will be complete and installed by the end of the year.

Machines that were previously designed by Taylor Devices, Inc. for automating a specific proprietary manufacturing process proved so successful that additional machines of the same design were purchased and installed in the past year.  This has greatly improved our capacity in this area.

The growth in the past year has driven a continuing demand for workers in our manufacturing area.  The Company has expanded its production workforce, bringing individuals in at all levels from apprentice to advanced journeyman.

Improvements on how we meet our customer's needs is evident in our partnerships with our vendors of both raw material and machine processes.  Taylor Devices is continuously working with these organizations to insure our ability to respond effectively to our needs and our customers.  The past year was a great success and we look forward to the coming year.

Status Report from the Chief Financial Officer

Taylor Devices, Inc. recorded record levels of sales and profits in fiscal 2008.  Sales increased by 13% over last year.  This increase was primarily from a rise in demand for our products in the aerospace and defense markets.   Our net income per share of 48 cents is more than double last year's level of 20 cents.  Even prior to the extraordinary gain recorded as a result of our merger with Tayco Developments, Inc., we had our highest level of profits in the history of the company.  While the costs of doing business are increasing throughout the world, we have been able offset these increases to some extent by expanding our global supply network and by making blanket purchases, wherever reasonable, to obtain maximum quantity discounts from suppliers.  Through our continual improvement program, we have learned to produce our products more efficiently.  Our total selling, general and administrative expenses actually decreased slightly from last year.

As we move ahead into the 2009 fiscal year, our sales order backlog remains strong with a mixture of customers looking for solutions to their shock and vibration problems. These customers are spread across the aerospace, defense, industrial, new and retrofit building and bridge construction markets.  Most of the backlog is split between North America and Asia with some going to South America, Europe and Australia.

In fiscal 2009 we will continue to refine our manufacturing processes to more efficiently create our products.  We will renew our international ties and forge new ones to position ourselves to supply the world with the answers to its seismic, wind, vibration and shock issues.  We will ensure that the high standards that we set for ourselves will result not only in the best quality products on the market but also in timely, accurate financial and business reports to provide investors and other users of this annual report and our interim reports, information on which they may rely to make informed decisions.

Aerospace / Defense Products Report

Favorable sales and profit performance highlighted fiscal year 2008 as one of our most successful years.  Shipments and income exceeded fiscal year 2007, which also was considered a notable year.  Much of our success can be attributed to the successful execution of large production orders for products familiar and well understood by our manufacturing personnel.

The M777 Light Weight Howitzer Program represented an excellent opportunity to maximize efficiency due to quantities of parts ordered over a reasonable schedule.  The result was an on-time performance that was welcomed by the U.S. Army and Marine Corps.  New orders are expected from the U.S. military and a number of Western European countries as well as Australia.  The value of the weapon system has been proven in combat and will be a first line of artillery for the next 20 years.

We also received a prototype award for large Tension-Compression Shock Isolators for the MK57 Vertical Launch System that will be installed on the new U.S. Navy DD1000 class destroyers and the (CGX) class cruisers.  Once the hardware is qualified and production approved, the need for production parts should last 15-20 years.

New life for an older Taylor product occurred during the past year.  The device, known as the VIM (Vibration Isolation Mount), has found new applications on foreign submarine passive sonar systems.  Presently we are building the updated configuration VIM for installation on four Spanish submarines.  Other friendly navies are planning to install the components on their new submarine builds. We are also replacing VIMs for the U.S. Navy after 15 years of underwater service.

The future for Taylor Devices, Inc. as a developer and supplier for military applications remains strong.  We are fortunate to enjoy an enviable reputation in the defense market that is ideal for our capabilities.  Our success proves that we are regarded as a company with a determination to successfully satisfy the most difficult technical challenges at a reasonable cost.

Industrial Products Report

Despite a struggling U.S. economy, sales of Taylor Devices' Industrial Product Lines have continued to thrive.  Sales have increased for our Fluid Viscous Dampers and specialized devices used for structural protection against earthquake shaking, wind buffeting, and pedestrian vibrations.  As the U.S. economy continues to languish, some domestic projects have either stalled or have been canceled.  However, we continue to obtain new orders from South America and overseas.  Crane Buffer sales have also continued to improve as the steel industry continues to expand to replace the capacity that was lost five to ten years ago when many steel mills went bankrupt and closed.  This industrial product diversity, mixed with our other product lines, keeps us going strong when the economy is poor and allows the company to stay on top during the peak times.

Some of the most significant building projects secured during fiscal year 2008 include:  Special wind dampers used in an outrigger damping system for a new 39-story building located at 250 West 55th Street in New York City; 231 very large dampers for the seismic retrofit of the 15-story California Department of Transportation District 4 Headquarters in Oakland; a small steel mill retrofit project in Italy (our first project in Italy); many commercial and residential projects in Taiwan; and our first two projects in Romania.

Taylor Devices was also awarded a contract to supply special viscous dampers with high force end-of-travel springs for the Suramadu Bridge located in Indonesia. This marks the first project obtained from marketing efforts following the devastating Sumatra earthquake in December 2004.  Another important milestone achieved is the receipt of our first bridge project in Japan. We are hopeful that the dampers we are manufacturing for the Aratsu Bridge located in Fukuoka will lead to many other new bridge projects in Japan.  We have also received orders for dampers on many other Chinese bridge projects, including the Pengxihe River Bridge, the Hangzhou Jiangdong Bridges, and Shanxi Xianshen Bridge.  We also continued to receive many new bridge orders from South Korea including the Gang Dong Grand Bridge, Kyung Ho River 2nd Bridge, Kyung Ho River 6th Bridge and the Hang Jyung Bridge.  Several other bridge damper projects were also received in fiscal year 2007.

Taylor Devices has been awarded a contract to design, evaluate, and supply custom spring-loaded damper struts with very long extenders used to control pedestrian and wind vibrations. These damper struts are specially customized to suit the size and needs of the bridge's very unique configuration as an elevated cable bridge that twists and turns through the tree canopy of the Atlanta Botanical Gardens. A minimum number of vertical support towers result in the need for additional damping to eliminate the possibility of instability and unacceptable user comfort during times of heavy usage.  This is an application of a fully customized damping system for specific vibration needs, and was developed by a joint interaction between Taylor Devices and a key consultant firm that is a premier world expert in the field of vibration mitigation analysis.

New and retrofit construction projects in current development throughout the world provide an exceptionally good outlook for our fiscal year 2009 expectations.  Our continued ability to suit the customer's needs with special products, and the flexibility to adapt to the requirements of the market continue to be our most valuable assets.

Corporate Data

OFFICERS AND DIRECTORS
Douglas P. Taylor, President and Director
Richard G. Hill, Vice President and Director
Reginald B. Newman II, Secretary and Director
Randall L. Clark, Director
John Burgess, Director
Mark V. McDonough, Chief Financial Officer

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Lumsden & McCormick, LLP
403 Main Street
Suite 430
Buffalo, NY 14203

GENERAL COUNSEL
Hiscock and Barclay, LLP
1100 M&T Center
3 Fountain Plaza
Buffalo, NY 14203-1486

MANAGERS
Lorrie Battaglia, Human Resources Manager
James Dragonette, Quality Assurance Manager
Greg Hanson, Machine Shop Supervisor
Charles Ketchum III, Quality Control Manager
Alan Klembczyk, Chief Engineer
Benjamin Kujawinski, Production Manager
John Mayfield, Aerospace/Defense Sales Manager
John Metzger, Engineering Manager Special Projects
Kathleen Nicosia, Shareholder Relations Manager
Robert Schneider, Industrial/Seismic Products Sales Manager
Craig Winters, Industrial/Seismic Products Sales Manager
Edward Zielinski, Materials Manager

TRANSFER AGENT AND REGISTRAR
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
800-368-5948
http://www.rtco.com/

A copy of the financial report on form 10-KSB can be obtained free of charge by written request to the attention of Kathleen Nicosia, IR, at the Company's address indicated above. Exhibits to the reports on 10-KSB can be obtained for a postage and handling fee.

Market Information

The Company's Common Stock trades on the Small Cap Market tier of the National Association of Securities Dealers Automated Quotation (NASDAQ) stock market under the symbol TAYD.

The following quarterly high and low market prices during fiscal years ended May 31, 2008 and 2007 were obtained from NASDAQ.

	Fiscal 2008		Fiscal 2007
	High	Low	High	Low
First Quarter	7.15	5.55	7.11	5.27
Second Quarter	7.71	5.88	6.14	4.31
Third Quarter	9.25	4.76	6.64	5.05
Fourth Quarter	7.69	4.60	5.94	4.78

As of May 31, 2008, the number of issued and outstanding shares was 3,149,966 and the approximate number of record holders of the Company's Common Stock was 854.  Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock exceeds 2,000.  No cash or stock dividends have been declared during the fiscal year ended May 31, 2008.

 Taylor Devices, Inc. is an electronic filer.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding its issuers that file electronically with the SEC (http://www.sec.gov).

Notice of Annual Meeting

The annual meeting of the shareholders of the Company will be held on Friday, November 7, 2008 at 11:00 a.m.  This year's meeting will be held at the Holiday Inn, 1881 Niagara Falls Boulevard, Amherst, New York.  Shareholders desiring accommodations may call the Holiday Inn at 716-691-8181.

Board of Directors and Executive Officers

DOUGLAS P. TAYLOR
Board Member and President
Taylor Devices, Inc.

Mr. Taylor holds a B.S. degree in Mechanical Engineering from the State University of New York at Buffalo, awarded in 1971.  He has been employed by Taylor Devices, Inc. since 1971, and was appointed President in April 1991.  Mr. Taylor previously was President of Tayco Developments, Inc., an affiliate of Taylor Devices, Inc. that was subsequently acquired by merger in 2008, where he had been employed since 1966, and was appointed President in 1991.  He is inventor or co-inventor on 32 patents in the fields of energy management, hydraulics and shock isolation.

Mr. Taylor is widely published within the shock and vibration community.  His technical papers have been published by the American Society of Civil Engineers, the Applied Technology Council, the Association of Iron and Steel Engineers, the Journal of Shock and Vibration, the National Fluid Power Foundation, the National Science Foundation, the New York State Science and Technology Foundation, the Shock and Vibration Symposium, the Society of Automotive Engineers, the U.S. Air Force and the U.S. Marine Corps.   Since 1988, Mr. Taylor has hosted internship programs for engineering students, affiliated as an industrial sponsor with the State University of New York at Buffalo, the Erie County State of New York Board of Co-operative Educational Services, and the North Tonawanda, New York Public School System.

Since 1991, Mr. Taylor has participated in research projects in the field of earthquake protection, in association with the University at Buffalo's Civil, Structural and Environmental Engineering Department and the Multidisciplinary Center for Earthquake Engineering Research.  As a result of this research, military technology from the Cold War era is now being used worldwide for seismic and high wind protection of commercial building and bridge structures.

In 1994, Mr. Taylor was named to the American Society of Civil Engineers' Subcommittee on the Seismic Performance of Bridges.  In 1998, Mr. Taylor was appointed to an Oversight Committee of the U.S. Department of Commerce, developing guidelines for the implementation of damping technology into buildings and other structures, as part of the U.S. National Earthquake Hazard Reduction Program.  In 1998, Mr. Taylor was awarded the Franklin and Jefferson Medal for his commercialization of defense technology developed under the U.S. Government's Small Business Innovation Research Program.   In 1999, Mr. Taylor was awarded the Clifford C. Furnas Memorial Award by the Alumni Association of the University at Buffalo for his accomplishments in the field of engineering. In 2006, Mr. Taylor was named to the American Society of Civil Engineers' Blast Protection of Buildings Standards Committee.  In 2006, Mr. Taylor was the recipient of the Dean's Award for Engineering Achievement by the School of Engineering and Applied Sciences at the State University of New York at Buffalo.  Also in 2006, Mr. Taylor was named Structural Engineer of the Year (2006) by the Engineering Journal, "The Structural Design of Tall and Special Buildings."   Mr. Taylor is a founding member of the International Association on Structural Control.

RICHARD G. HILL
Board Member and Vice President
Taylor Devices, Inc.

Mr. Hill holds a B.S. degree in Electrical Engineering from the Rochester Institute of Technology, awarded in 1973.  In November 1991, Mr. Hill was appointed Vice President of Taylor Devices, Inc. by the Board of Directors.  He had been employed previously by Taylor Devices, Inc. since 1978 as Vice President of Production.  In addition, he has held key project management positions with the Company on major aerospace and defense contracts.  In April of 1991, Mr. Hill was appointed to the Board of Directors of Taylor Devices, Inc.  From 1973 to 1978, Mr. Hill was employed by the Alliance Tool and Die Company of Rochester, New York as a Project Leader and Design Engineer.  From 1970 to 1973, he was employed by the same firm as an Engineer in Training, through a co-op program with the Rochester Institute of Technology.

Mr. Hill has served on the Founding Board of Directors of the Center for Competitiveness of the Niagara Region and the Advisory Board to The Center for Industrial Effectiveness.  Mr. Hill also served as Chairman for the Manufacturers Council of the Buffalo Niagara Partnership, and also served on the State University of New York at Buffalo's UB Business Alliance Advisory Board, as well as holding the seat of Secretary.

REGINALD B. NEWMAN, II
Board Member and Secretary
Taylor Devices, Inc.

Mr. Newman received his B.S. degree in Business Administration from Northwestern University in 1959.  He was employed by NOCO Energy Corp., a diversified distributor and retailer of petroleum and other energy related products, retiring in 2003.  Mr. Newman is also Chairman of Prior Aviation Service, Inc., Buffalo, NY.

From 1959 to 1960, Mr. Newman was employed by the Ford Motor Company of Dearborn, Michigan, in the product planning department.

Mr. Newman is currently a director of the M&T Bank Corporation, the Rand Capital Corporation and the Dunn Tire Corporation.  He was the Chair of the Board of Trustees of the University of Buffalo Foundation, Inc. from 1996-2008

Mr. Newman received the 1997 Executive of the Year, awarded by the State University of New York at Buffalo.  In 1998 Mr. Newman received the Walter P. Cooke Award for Notable and Meritorious Service to the University presented by the University at Buffalo Alumni Association.  He received the President's Medal from the University in 2003, as well as their highest honor, the Norton Medal in 2006.  He is a former member of the Buffalo Niagara Partnership and was Chairman from 1996 through 1998.  Mr. Newman was awarded an Honorary Degree from Canisius College in 1997.

RANDALL L. CLARK
Board Member
Taylor Devices, Inc.

Mr. Clark holds a B.A. degree from the University of Pennsylvania, and earned his M.B.A. from the Wharton School of Finance and Commerce.  He is and has been the Chairman of Dunn Tire LLC since 1996.  From 1992 to 1996, Mr. Clark was Executive Vice President and Chief Operating Officer of Pratt & Lambert, until it was purchased by Sherwin Williams.

Mr. Clark has been employed in the tire industry for many years.  He was named President of the Dunlop Tire Corporation in 1980, was appointed to the Board of Directors in 1983, and named President and Chief Executive Officer in 1984.  He was one of seven chief executives of operating companies appointed to the Group Management Board of Dunlop Holdings, plc., and was Chairman of the Board and Chief Executive Officer of Dunlop Tire Corporation in North America from 1985 to 1991.

From 1977 to 1980, Mr. Clark was Vice President of Marketing for the Dunlop Tire Division.  From 1973 to 1977, he was employed by Dunlop as Director of Marketing at the company's Buffalo, NY headquarters.  From 1968 to 1973, Mr. Clark was employed by the B.F. Goodrich Company.

Mr. Clark is currently a Director of Computer Task Group, Lifetime Healthcare Companies, Merchants Mutual Insurance Company and HSBC-WNY.  He is a past President of the International Trade Council of Western New York, past Chairman of the Buffalo Chamber of Commerce, past Chairman of the Buffalo Niagara Enterprise, a Director of the Amherst Industrial Development Agency, and Chairman of Univera Healthcare.  He serves on the Board of Trustees of the American Heart Association, and is past Chairman and a Director of AAA of Western and Central New York.  Mr. Clark was appointed by Governor George Pataki and served on the Council for the State University of New York at Buffalo.

JOHN BURGESS
Board Member
Taylor Devices, Inc.

Mr. Burgess gained his international strategy, manufacturing operations and organizational development expertise from his more than 35 years experience with middle market public and privately-owned companies. Mr. Burgess served as President and CEO of Reichert, Inc. a leading provider of ophthalmic instruments, and spearheaded the acquisition of the company from Leica Microsystems in 2002, leading the company until its sale in January 2007.  Prior to the acquisition, Mr. Burgess served as President of Leica's Ophthalmic and Educational Divisions before leading the buyout of the Ophthalmic Division and formation of Reichert, Inc.

From 1996 to 1999, Mr. Burgess was CEO of International Motion Controls (IMC), a $200 million diversified manufacturing firm. During his tenure there, he led a significant acquisition strategy that resulted in seven completed acquisitions and sixteen worldwide businesses in the motion control market. Previously, Mr. Burgess operated a number of companies for Moog, Inc. and Carleton Technologies, including six years as President of Moog's Japanese subsidiary, Nihon Moog K.K. located in Hiratsuka, Japan. Moog, Inc. is the global leader in electro-hydraulic servo control technology with focus on the aerospace and defense sectors and was recognized as one of The 100 Best Companies to Work For in America by Fortune Magazine.

Mr. Burgess earned a BS in Engineering from Bath University in England, and an M.B.A. from Canisius College.  Currently Mr. Burgess is an Operating Partner of Summer Street Capital LLC and Director of Reichert, Inc.

MARK V. MCDONOUGH
Chief Financial Officer
Taylor Devices, Inc.

Mr. McDonough, who joined Taylor Devices in June 2003, is a Certified Public Accountant in New York State and holds a BBA degree from Niagara University, awarded in 1982.  He has been with the Company since 2003 and in financial management of various Western New York manufacturing organizations for the prior fourteen years.  He has extensive experience in international operations coupled with a long history of implementing systems of internal controls.  From 1986 to 1989 he was an auditor with the Buffalo office of Ernst & Young, LLP.

Mr. McDonough is a member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

TAYLOR DEVICES, INC.

May 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

OR PLAN OF OPERATION

and

  FINANCIAL STATEMENTS

 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

A summary of the period to period changes in the principal items included in the consolidated statements of income is shown below:

Summary comparison of the years ended May 31, 2008 and 2007
Increase /
(Decrease)
Sales, net	$ 2,092,000
Cost of goods sold	$ 1,678,000
Selling, general and administrative expenses	$ (48,000)
Other income / (expense)	$ 203,000
Income before provision for income taxes, equity in net income of affiliate, minority stockholder's interest and extraordinary gain	$ 666,000
Provision for income taxes	$ 159,000
Income before equity in net income of affiliate, minority stockholder's interest and extraordinary gain	$ 507,000
Extraordinary gain, net of tax of nil	$ 406,000
Net income	$ 914,000

Sales under certain fixed-price contracts requiring substantial performance over several periods prior to commencement of deliveries are accounted for under the percentage-of-completion method of accounting whereby revenues are recognized based on estimates of completion prepared on a ratio of cost to total estimated cost basis.  Costs include all material and direct and indirect charges related to specific contracts.

Adjustments to cost estimates are made periodically and any losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined.  However, any profits expected on contracts in progress are recognized over the life of the contract.

For financial statement presentation purposes, the Company nets progress billings against the total costs incurred on uncompleted contracts.  The asset, "costs and estimated earnings in excess of billings," represents revenues recognized in excess of amounts billed.  The liability, "billings in excess of costs and estimated earnings," represents billings in excess of revenues recognized.

For the year ended May 31, 2008  (All figures being discussed are for the year ended May 31, 2008 as compared to the year ended May 31, 2007.)

	Year ended		Change
	May 31, 2008	May 31, 2007	Increase / (Decrease)	Percent Change
Net Revenue	$18,594,000	$16,501,000	$2,093,000	13%
Cost of sales	12,424,000	10,746,000	1,678,000	16%
Gross profit	$ 6,170,000	$ 5,755,000	$ 415,000	7%
...as a percentage of net revenues	33%	35%

The Company's consolidated results of operations showed a 13% increase in net revenues and an increase in net income of 148%. Gross profit increased by 7%.  Revenues recorded in the current period for long-term construction projects decreased slightly over the level recorded in the prior year.  Revenues recorded for all other product sales increased by 42% over last year.  This significant increase is primarily due to customers in aerospace and defense related businesses.  The gross profit as a percentage of net revenues for the current and prior year periods was 33% and 35%, respectively.   Management is optimistic that the level of construction activity of structures requiring seismic protection as well as the demand for our products in aerospace and defense applications, will remain strong through the fiscal year ending May 31, 2009.

The Company's revenues and net income fluctuate from period to period.  The increases in the current period, compared to the prior period, are not necessarily representative of future results.

Selling, General and Administrative Expenses
Year ended	Change
	May 31, 2008	May 31, 2007	Increase / (Decrease)	Percent Change
Outside Commissions	$1,101,000	$1,322,000	$ (221,000)	-17%
Other SG&A	3,263,000	3,090,000	173,000	6%
Total SG&A	$4,364,000	$4,412,000	$ (48,000)	-1%
...as a percentage of net revenues	23%	27%

Selling, general and administrative expenses decreased by 1% from the prior year.  Outside commission expense decreased by 17% over last year's level.  Outside commission expense was lower in this period due to higher commission rates last year on a few large, long-term construction projects.  Other selling, general and administrative expenses increased by only 6% from last year.

The above factors resulted in operating income of $1,806,000 for the year ended May 31, 2008, up 34% from the $1,343,000 in the prior year.

Interest expense of $137,000 is 55% less than in the prior year.  The average level of use of the Company's operating line of credit decreased from $2.9 million last year to $1.4 million this year.   The interest rate on the operating line of credit decreased 3.25 percentage points since May 31, 2007.  The line of credit is used primarily to fund the production of larger projects that do not allow for advance payments or progress payments.

Merger with Tayco Developments

As noted in Item 1, above, the Company merged with Developments effective April 1, 2008.  This transaction had a significant effect on the following consolidated balance sheet items:

                                                                                        May 31, 2008             May 31, 2007
Consolidated Balance Sheet items:
                        Investment in affiliate, at equity                               -                  $   451,520
                                              Payables -- affiliate                               -                  $   174,609
                         Minority stockholder's interest                               -                  $   520,504
                                                       Paid-in capital              $6,332,677                  $4,745,293
                                                     Treasury stock              $2,225,065                  $1,056,082

The Investment in affiliate represented the Company's 23% equity interest in Developments.  After the transaction the Company owned 100% of Developments, the Company was the surviving entity in the merger and the operations were merged.  The Payables -- affiliate item represented amounts owed by the Company to Developments.  The corresponding receivable on the books of Developments offset this payable and both were eliminated upon merger.  Minority stockholder's interest represented Developments' 42% equity interest in Realty.  Upon merger, the Company owned 100% of Realty so there was no longer any minority stockholder interest.

In the merger, each outstanding share of Developments' common stock was converted into the right to receive one share of Taylor Devices, Inc. common stock.  The Paid-in capital of the Company was increased for most of the value of the new shares of stock exchanged for the Developments' shares of stock.  This was offset considerably by the cancellation of the shares of the Company's stock that had been owned by Developments.  The net increase in Paid-in capital for this transaction was $1,479,389.  The per-share value of $5.12 was calculated as the average of the closing Bid and Ask prices on March 31, 2008.  This same amount was used to value the Company's shares of stock that were received as Treasury stock for each share of Developments' stock that was owned by the Company.  A summary of the Company's common stock changes due to the merger follows:

                                                                                                Shares of
                                                                                                Common        Common          Paid-in          Treasury
                                                                                                   Stock              Stock             Capital             Stock

              Shares exchanged for Developments' shares        987,928          $24,698          $5,033,493                      -
Shares cancelled that were owned by Developments      (697,567)        (17,439)       (3,554,104)                     -
    Shares received as Treasury shares for each share
                   of Developments owned by the Company      (228,317)                     -                           -     (1,168,983)

                                                                        Net change         62,044           $  7,259          $1,479,389     ($1,168,983)

A significant change in the Company's Consolidated Statement of Income from last year to this year is the recording of an extraordinary gain that resulted from the merger.  The $406,157 gain was calculated as the amount by which the fair value of the net assets acquired with Developments exceeded the total acquisition costs.  The Equity in net income of affiliate and Minority stockholder's interest lines on the Consolidated Statement of Income were not significantly affected in the current year because the transaction occurred after ten months of the year were completed so the level of activity was not significantly different from a full year.

                                                                                                2008                            2007
Consolidated Statement of Income items:
                         Equity in net income of affiliate              $     12,016                  $     11,142
                         Minority stockholder's interest              $     36,430                  $     36,609
                      Extraordinary gain on the merger              $   406,157                                   -

Following the merger, the independent existence of Developments ended and Realty became a wholly owned subsidiary of the Company.  The chart below shows the Company's equity interest in the affiliated companies prior to the merger and subsequent to the merger:

                                                                                           Before Merger       After Merger
                                 Tayco Developments, Inc.                    23%                      100%    Prior to becoming part of the Company
                                                Tayco Realty, Inc.                    58%                      100%

Stock Options

The Company has a stock option plan which provides for the granting of nonqualified or incentive stock options to officers, key employees and non-employee directors.  Options granted under the plan are exercisable over a ten year term.  Options not exercised by the end of the term expire.

On June 1, 2006, the Company adopted the stock option expensing rules of Statement of Financial Accounting Standards (SFAS) No. 123R, "Share Based Payment," using the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."  The Company utilized the modified prospective approach of adoption under SFAS No. 123R which resulted in the recognition of $81,000 and $119,000 of compensation cost for the years ended May 31, 2008 and 2007.

The fair value of each stock option grant has been determined using the Black-Scholes model.  The model considers assumptions related to exercise price, expected volatility, risk-free interest rate, and the weighted average expected term of the stock option grants.  The Company used a weighted average expected term.  Expected volatility assumptions utilized in the model were based on volatility of the Company's stock price for the thirty month period immediately preceding the granting of the options.  The Company issued stock options in August 2007 and April 2008.  The risk-free interest rate is derived from the U.S. treasury yield.

The following assumptions were used in the Black-Scholes model in estimating the fair market value of the Company's stock option grants:

                                                                                                                                                    July 2007           April 2008
                                                                                                 Risk-free interest rate:              3.625%                4.25%
                                                                                       Expected life of the options:            2.5 years            2.5 years
                                                                                  Expected share price volatility:                97%                    75%
                                                                                                    Expected dividends:                zero                     zero

  These assumptions resulted in estimated fair-market value per stock option:                $2.47                   $1.71

The ultimate value of the options will depend on the future price of the Company's common stock, which cannot be forecast with reasonable accuracy.

A summary of changes in the stock options outstanding during the year ended May 31, 2008 is presented below:

                                                                                                                                                               Weighted-
                                                                                                                               Number of               Average
                                                                                                                                 Options             Exercise Price
                         Options outstanding and exercisable at May 31, 2007:             87,500                      $ 5.20
                                                                                          Options granted:             40,250                      $ 5.57
                                                                                       Options exercised:               2,250                      $ 5.12
                                                                                           Options expired:               5,000                      $ 5.89
                         Options outstanding and exercisable at May 31, 2008:           120,500                      $ 5.30

Capital Resources, Line of Credit and Long-Term Debt

The Company's primary liquidity is dependent upon its working capital needs.  These are primarily inventory, accounts receivable, costs and estimated earnings in excess of billings, accounts payable, accrued commissions, billings in excess of costs and estimated earnings, and debt service.  The Company's primary sources of liquidity have been operations and bank financing.

Capital expenditures for the year ended May 31, 2008 were $565,000 compared to $252,000 in the prior year.  The Company has commitments to pay $250,000 for construction of a training facility in the fiscal year ending May 31, 2009.

The Company has a $5,000,000 line of credit with a bank.  There is a $879,000 principal balance outstanding as of May 31, 2008, which is down from the $1,628,000 balance outstanding as of May 31, 2007.  The outstanding balance on the line of credit will fluctuate as the Company's various long-term projects progress.  The Company is in compliance with restrictive covenants under the line of credit and other financing arrangements, including the NCIDA Bond financing.  In these covenants, the Company agrees to:

  Maintain a minimum working capital position of $2,000,000 at all times;
  limit annual capital expenditures to $650,000;
  maintain a minimum debt service coverage ratio of no less than 1:1; and
  advise the bank of any litigation where the claim amount is $100,000 or greater.

Additional information regarding the Company's long-term debt appears in Part I, item 2 of this Report.

Principal maturities of long-term debt for the subsequent five years are as follows: 2009 - $138,000; 2010 - $72,000; 2011 - $27,000; and 2012 - $26,000; and 2013 - $20,000.

Inventory and Maintenance Inventory
May 31, 2008	May 31, 2007	Increase / (Decrease)
Raw Materials	$ 436,000		$ 425,000		$ 11,000	3%
Work in process	5,811,000		4,221,000		1,590,000	38%
Finished goods	378,000		447,000		(69,000)	-15%
Inventory	6,625,000	88%	5,093,000	87%	1,532,000	30%
Maintenance and other inventory	888,000	12%	754,000	13%	134,000	18%
Total	$ 7,513,000	100%	$ 5,847,000	100%	$ 1,666,000	28%
Inventory turnover	1.9		2.0

Inventory, at $6,625,000 as of May 31, 2008, is 30% higher than the prior year-end.  Of this, approximately 88% is work in process, 6% is finished goods, and 6% is raw materials.

Maintenance and other inventory represent stock that is estimated to have a product life cycle in excess of twelve months. This stock represents certain items that the Company is required to maintain for service of products sold and items that are generally subject to spontaneous ordering.  This inventory is particularly sensitive to technical obsolescence in the near term due to its use in industries characterized by the continuous introduction of new product lines, rapid technological advances and product obsolescence.  Management of the Company has recorded an allowance for potential inventory obsolescence. The provision for potential inventory obsolescence was $180,000 for the year ended May 31, 2008 and $165,000 for the same period last year.  The Company continues to rework slow-moving inventory, where applicable, to convert it to product to be used on customer orders.  There was an insignificant amount of slow-moving inventory used during the year ended May 31, 2008.  The Company disposed of approximately $74,000 and $184,000 of obsolete inventory during the years ended May 31, 2008 and 2007, respectively.

Accounts Receivable, Costs and Estimated Earnings in Excess of Billings,
and Billings in Excess of Costs and Estimated Earnings
	May 31, 2008	May 31, 2007	Decrease
Accounts receivable	$ 2,109,000	$ 3,894,000	$ (1,785,000)	-46%
Costs and estimated earnings in excess of billings	1,756,000	1,991,000	(235,000)	-12%
Less: Billings in excess of costs and estimated earnings	-	18,000	(18,000)
Net	$ 3,865,000	$ 5,867,000	$ (2,002,000)	-34%

The Company combines the totals of accounts receivable, the asset "costs and estimated earnings in excess of billings", and the liability, "billings in excess of costs and estimated earnings", to determine how much cash the Company will eventually realize from revenue recorded to date.  As the accounts receivable figure rises in relation to the other two figures, the Company can anticipate increased cash receipts within the ensuing 30-60 days.

Accounts receivable of $2,109,000 as of May 31, 2008 includes approximately $443,000 of amounts retained by customers on long-term construction projects.  The Company expects to collect all of these amounts, including the retainage, during the next twelve months.

As noted above, the current asset, "costs and estimated earnings in excess of billings," represents revenues recognized in excess of amounts billed.  Whenever possible, the Company negotiates a provision in sales contracts to allow the Company to bill, and collect from the customer, payments in advance of shipments.  Unfortunately, provisions such as this are often not possible.  The $1,756,000 balance in this account at May 31, 2008 is a 12% decrease from the prior year-end.  This decrease from last year-end is a reflection of 1.) the decrease in the number of projects in progress at the two balance sheet dates (7 at May 31, 2008  compared to 18 at May 31, 2007) and 2.) the amount of progress billings permitted per the terms of the various sales agreements for the projects (7% of the aggregate order value of the projects in progress at May 31, 2008  has been invoiced to the customers compared to 42% at May 31, 2007).  In the aggregate, the projects in progress at May 31, 2008 are 45% complete at that date while the projects in progress at May 31, 2007 were 70% complete at that date.  The average total sales value of long-term construction projects in process at the end of this year is 63% higher than the end of last year.  Generally, if progress billings are permitted under the terms of a project sales agreement, then the more complete the project is, the more progress billings will be permitted.  The Company expects to bill the entire amount during the next twelve months.

As of May 31, 2008, there are sales orders for nine projects that are not yet in progress.  These projects average $260,000 each in value upon completion.  This compares to seven such project as of the prior year end with an average value of almost $450,000.

The year-end balances in this account are comprised of the following components:

	May 31, 2008	May 31, 2007
Costs	$ 1,711,000	$ 3,218,000
Estimated earnings	372,000	1,787,000
Less: Billings to customers	327,000	3,014,000
Costs and estimated earnings in excess of billings	$ 1,756,000	$ 1,991,000
Number of projects in progress	7	17

Summary of factors affecting the year-end balances in the asset "costs and estimated earnings in excess of billings", and the liability, "billings in excess of costs and estimated earnings":

	2008	2007
Number of projects in progress at year-end	7	18
Aggregate percent complete at year-end	45%	70%
Average total value of projects in progress at year-end	$667,000	$408,000
Percentage of total value invoiced to customer	7%	42%

The Company's backlog of sales orders at May 31, 2008 is $11.4 million, down slightly from the backlog at the end of the prior year of $12.5 million.  $2.6 million of the current backlog is on projects already in progress.

Accounts payable, at $1,186,000 as of May 31, 2008, is approximately $192,000 more than the prior year-end.  There is no specific reason for this fluctuation other than the normal payment cycle of vendor invoices.

Commission expense on applicable sales orders is recognized at the time revenue is recognized.  The commission is paid following receipt of payment from the customers.  Accrued commissions as of May 31, 2008 are $393,000.  This is 41% lower than the $666,000 accrued at the prior year-end.  This significant decrease is reasonable due to the decrease in accounts receivable of $1,785,000 along with the decrease in the current asset, "costs and estimated earnings in excess of billings" by $235,000.  These changes show that we billed the customers for long-term construction projects in progress at the end of the prior year, received payment for much of what we billed, then paid the commissions to the sales representatives prior to May 31, 2008.  Commission expense related to long-term construction projects is recorded at the same time as revenue on the projects is recorded. This liability will not decrease until progress billings on the projects have been issued by the Company and are paid by our customers.  The Company expects the current accrued amount to be paid during the next twelve months.  Other current liabilities remained fairly constant with the prior year at $935,000.

Management believes that the Company's cash flows from operations and borrowing capacity under the bank line of credit will be sufficient to fund ongoing operations, capital improvements and share repurchases (if any) for the next twelve months.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Taylor Devices, Inc.

We have audited the accompanying consolidated balance sheets of Taylor Devices, Inc. and Subsidiary as of May 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Devices, Inc. and Subsidiary as of May 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/Lumsden & McCormick, LLP
Lumsden & McCormick, LLP
Buffalo, New York
August 1, 2008

TAYLOR DEVICES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

May 31,	2008	2007

Assets
Current assets:
Cash and cash equivalents	$ 110,720	$ 22,748
Restricted funds held by Trustee (Note 9)	30,346	29,978
Accounts receivable, net (Note 2)	2,109,157	3,893,793
Inventory (Note 3)	6,625,168	5,093,146
Prepaid expenses	540,945	254,980
Prepaid income taxes	98,345	-
Costs and estimated earnings in excess of billings (Note 4)	1,756,164	1,991,183
Deferred income taxes (Note 11)	691,100	669,400
Total current assets	11,961,945	11,955,228

Maintenance and other inventory, net (Note 5)	887,588	753,825
Property and equipment, net (Note 6)	3,425,910	3,349,810
Investment in affiliate, at equity (Note 7)	-	451,520
Cash value of life insurance	131,135	125,535
Intangible assets	8,072	16,472
	$ 16,414,650	$ 16,652,390
Liabilities and Stockholders' Equity
Current liabilities:
Short-term borrowings (Note 8)	$ 879,000	$ 1,628,000
Current portion of long-term debt (Note 9)	137,621	238,066
Payables - trade	1,186,249	994,057
Accrued commissions	392,693	666,323
Other current liabilities	934,514	929,003
Billings in excess of costs and estimated earnings (Note 4)	-	18,002
Accrued income taxes	-	329,780
Total current liabilities	3,530,077	4,803,231

Long-term debt (Note 9)	145,000	282,622
Payables - affiliate (Note 13)	-	174,609
Deferred income taxes (Note 11)	190,485	281,585
Minority stockholder's interest	-	520,504

Stockholders' Equity:
Common stock, $.025 par value, authorized 8,000,000 shares,
issued 3,712,516 and 3,417,185 shares	92,813	85,250
Paid-in capital	6,332,677	4,745,293
Retained earnings	8,348,663	6,815,378
	14,774,153	11,645,921
Treasury stock -- 493,170 and 264,853 shares at cost	(2,225,065)	(1,056,082)
Total stockholders' equity	12,549,088	10,589,839
	$ 16,414,650	$ 16,652,390

See accompanying notes.

TAYLOR DEVICES, INC. AND SUBSIDIARY
Consolidated Statements of Income
For the years ended May 31,	2008	2007

Sales, net (Note 10)	$ 18,593,831	$ 16,501,400

Cost of goods sold	12,424,091	10,746,281

Gross profit	6,169,740	5,755,119

Selling, general and administrative expenses	4,363,652	4,411,678

Operating income	1,806,088	1,343,441

Other income (expense):
Interest, net	(136,959)	(306,789)
Miscellaneous	51,413	18,088
Total other income (expense)	(85,546)	(288,701)

Income before provision for income taxes, equity in net income of affiliate, minority stockholder's interest and extraordinary gain	1,720,542	1,054,740

Provision for income taxes (Note 11)	569,000	410,000

Income before equity in net income of affiliate, minority stockholder's interest and extraordinary gain	1,151,542	644,740

Equity in net income of affiliate (Note 7)	12,016	11,142

Income before minority stockholder's interest and extraordinary gain	1,163,558	655,882
Minority stockholder's interest	(36,430)	(36,609)

Income before extraordinary gain	1,127,128	619,273

Extraordinary gain on the merger of a business, net of deferred income taxes	406,157	-

Net income	$ 1,533,285	$ 619,273
Basic and diluted earnings per common share (Note 12):
Income before extraordinary gain	$ 0.35	$ 0.20
Extraordinary gain on the merger of a business	0.13	-
Net income	$ 0.48	$ 0.20

See accompanying notes.

TAYLOR DEVICES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

For the years ended May 31, 2008 and 2007

	Common	Paid-In	Retained	Treasury
	Stock	Capital	Earnings	Stock

Balance, May 31, 2006	$ 85,179	$ 4,611,266	$ 6,196,105	$ (1,056,082)

Net income for the year ended May 31, 2007	-	-	619,273	-

Common stock issued for employee stock
purchase plan (Note 14)	71	15,238	-	-

Stock options issued for services	-	118,789	-	-

Balance, May 31, 2007	85,250	4,745,293	6,815,378	(1,056,082)

Net income for the year ended May 31, 2008	-	-	1,533,285	-

Common stock issued for employee stock
purchase plan (Note 14)	68	16,183	-	-

Common stock issued for employee stock
option plan (Note 15)	56	11,471	-	-

Reclassification of equity balances	180	(180)	-	-

Stock options issued for services	-	80,521	-	-

Net effect on Stockholders' equity of merger with
Tayco Developments, Inc.	7,259	1,479,389	-	(1,168,983)

Balance, May 31, 2008	$ 92,813	$ 6,332,677	$ 8,348,663	$ (2,225,065)

See accompanying notes.

TAYLOR DEVICES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the years ended May 31,	2008	2007

Cash flows from operating activities:
Net income	$ 1,533,285	$ 619,273
Adjustments to reconcile net income to net cash flows from
operating activities:
Depreciation and amortization	358,716	350,512
Gain of sale of equipment	(920)	-
Stock options issued for services	80,521	118,789
Bad debts expense	(68,105)	45,000
Provision for inventory obsolescence	180,000	165,000
Equity in net income of affiliate	(12,016)	(11,142)
Excess of fair value of acquired net assets over cost	(406,157)	-
Deferred income taxes	(55,600)	(3,000)
Minority stockholder's interest	36,430	36,609
Changes in other current assets and liabilities:
Accounts receivable	1,852,741	(1,515,365)
Inventory	(1,845,785)	(1,252,281)
Prepaid expenses	(282,335)	(82,520)
Prepaid income taxes	(96,881)	224,698
Costs and estimated earnings in excess of billings	235,019	3,071,111
Payables - trade	192,192	(321,032)
Accrued commissions	(273,630)	(316,418)
Other current liabilities	(4,130)	535,338
Billings in excess of costs and estimated earnings	(18,002)	(77,419)
Accrued income taxes	(329,780)	325,573
Net cash flows from operating activities	1,075,563	1,912,726

Cash flows from investing activities:
Net cash paid to trustee	(368)	(4,222)
Proceeds from sale of property and equipment	920	-
Cash received upon merger, net of direct costs	690,774	-
Acquisition of property and equipment	(564,683)	(251,703)
Increase in cash value of life insurance	(5,600)	(5,651)
Net cash flows from (for) investing activities	121,043	(261,576)

Cash flows from financing activities:
Net short-term borrowings	(749,000)	(1,383,000)
Payments on long-term debt	(238,067)	(242,024)
Payables - affiliate	(149,345)	(78,698)
Proceeds from issuance of common stock	27,778	15,309
Net cash flows for financing activities	(1,108,634)	(1,688,413)

Net increase (decrease) in cash and cash equivalents	87,972	(37,263)

Cash and cash equivalents - beginning	22,748	s 60,011

Cash and cash equivalents - ending	$ 110,720	$ 22,748

See accompanying notes.

TAYLOR DEVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies:

Nature of Operations:

Taylor Devices, Inc. (the Company) is primarily engaged in the manufacture and sale of tension control, energy storage and shock absorption devices for use in various types of machinery, equipment and structures, primarily to customers which are located throughout the United States and several foreign countries.  The products are manufactured at the Company's sole operating facility in the United States where all of the Company's long-lived assets reside. The Company does not track sales by category within this group of products.

64% of the Company's 2008 revenue was generated from sales to customers in the United States and 27% was from sales to customers in Asia.  Remaining sales were to customers in other countries in North America, Europe, South America and Australia.

72% of the Company's 2007 revenue was generated from sales to customers in the United States and 23% was from sales to customers in Asia.  Remaining sales were to customers in Europe, South America and Australia.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned (58% owned for 2008 up to the date of the merger and for all of fiscal 2007) subsidiary, Tayco Realty Corporation (Realty).  Minority stockholder's interest represents Tayco Developments, Inc.'s (Developments) 42% ownership interest in Realty for 2008 up to the date of the merger and for all of fiscal 2007.  As further explained in Note 21, effective April 1, 2008, the Company acquired the 77% of the outstanding common shares of Developments that it did not already own.  Following the merger of the companies, Taylor Devices, Inc. was the surviving company.  The results of Developments' operations have been included in the consolidated financial statements since that date.  Following the merger, Realty became a wholly owned subsidiary of the Company and, as such, the results of its entire operations have also been included since that date.

The Company considers the principles of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46(R), Consolidation of Variable Interest Entities and Accounting Research Bulletin No. 51, Consolidation of Financial Statements, when determining whether an entity is subject to consolidation.  After such consideration, the

Company otherwise accounts for its investments in companies over which it has the ability to exercise significant influence under the equity method if the Company holds 50% or less of the voting stock.

The Company's investment in its minority-owned affiliate, Developments, was reported on the equity method for 2008 up to the date of the merger and for all of fiscal 2007 (see Note 7).  Developments was a patent holding company engaged in research, development and licensing for use in the manufacturing operations of the Company.

All inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Cash Equivalents and Short Term Investments:

The Company includes all highly liquid investments in money market funds in cash and cash equivalents on the accompanying balance sheets.

Cash and cash equivalents in financial institutions may exceed insured limits at various times during the year and subject the Company to concentrations of credit risk.

Accounts Receivable:

Accounts receivable are stated at an amount management expects to collect from outstanding balances.  Management provides for probable uncollectible accounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts.  Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Inventory:

Inventory is stated at the lower of average cost or market. Average cost approximates first-in, first-out cost.

Property and Equipment:

Property and equipment is stated at cost net of accumulated depreciation.  Deprecation is provided primarily using the straight-line method for financial reporting purposes, and accelerated methods for income tax reporting purposes.  Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

Cash Value of Life Insurance:

Cash value of life insurance is stated at the surrender value of the contracts.

Intangible Assets:

Intangible assets consist of financing costs associated with obtaining new financing and are capitalized and amortized over the repayment terms of the related debt obligations.

Revenue Recognition:

Sales are recognized when units are delivered or services are performed.  Sales under fixed-price contracts are recorded as deliveries are made at the contract sales price of the units delivered.  Sales under certain fixed-price contracts requiring substantial performance over several periods prior to commencement of deliveries, are accounted for under the percentage-of-completion method of accounting whereby revenues are recognized based on estimates of completion prepared on a ratio of cost to total estimated cost basis.  Costs include all material and direct and indirect charges related to specific contracts.  Other expenses are charged to operations as incurred.  Total estimated costs for each of the contracts are estimated based on a combination of historical costs of manufacturing similar products and estimates or quotes from vendors for supplying parts or services towards the completion of the manufacturing process.  Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined.  If total costs calculated upon completion of the manufacturing process in the current period for a contract are more than the estimated total costs at completion used to calculate revenue in a prior period, then the revenue and profits in the current period will be lower than if the estimated costs used in the prior period calculation were equal to the actual total costs upon completion.

For financial statement presentation purposes, the Company nets progress billings against the total costs incurred on uncompleted contracts.  The asset, "costs and estimated earnings in excess of billings," represents revenues recognized in excess of amounts billed.  The liability, "billings in excess of costs and estimated earnings," represents billings in excess of revenues recognized.

Shipping and Handling Costs:

Shipping and handling costs are classified as a component of cost of goods sold.

Income Taxes:

The provision for income taxes provides for the tax effects of transactions reported in the financial statements regardless of when such taxes are payable.  Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities.  Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Sales Taxes:

Certain jurisdictions impose a sales tax on Company sales to nonexempt customers.  The Company collects these taxes from customers and remits the entire amount as required by the applicable law.  The Company excludes from revenues and expenses the tax collected and remitted.

Stock-Based Compensation:

On June 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard(SFAS) No. 123 (revised 2004), Share-Based Payment: an amendment of FASB Statements No. 123 and 95(SFAS No. 123R).  SFAS No. 123R requires entities to measure compensation cost arising from the grant of share-based payments to employees at fair value and to recognize such cost in income over the period during which the employee is required to provide service in exchange for the award, usually the vesting period.  The Company selected the modified prospective method for implementing SFAS 123R and began applying the provisions to stock-based awards granted on or after June 1, 2006.

The stock-based compensation expense for the years ended May 31, 2008 and 2007 was $80,521 and $118,789.

Reclassifications:

The 2007 financial statements have been reclassified to conform with the presentation adopted for 2008.

New Accounting Standards:

In June 2006, the FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes."  This interpretation requires the recognition of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  Implementation of the provisions of FIN 48 was required no later than the beginning of the first fiscal year beginning after December 15, 2006.  The Company adopted FIN 48 as of June 1, 2007, as required.  The adoption did not have a material impact on the Company's financial statements.

The Company's practice is to recognize interest and / or penalties related to income tax matters in income tax expense.  The Company did not have any accrued interest or penalties included in its consolidated balance sheet at May 31, 2008 or 2007 and did not recognize any interest and / or penalties in its consolidated statement of income during the year ended May 31, 2008.

The Company's tax returns for the fiscal tax years ended May 31, 2005, 2006, and 2007 are subject to examination by federal and state tax authorities.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements," to define fair value, establish a framework for measuring fair value in accordance with generally accepted accounting principles, and expand disclosures about fair value measurements.  In February of 2008, the FASB issued FASB Staff Position 157-2 which delays the effective date of SFAS 157 for non-financial assets and liabilities which are not measured at fair value on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008.  The Company is assessing the impact the adoption of SFAS No. 157 will have on the Company's consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities -- an Amendment of SFAS No. 115."  This statement permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by mitigating volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007.  The Company is assessing the impact the adoption of SFAS No. 159 will have on the Company's consolidated financial position and results of operations.

Other recently issued FASB Statements or Interpretations, SEC Staff Accounting Bulletins, and AICPA Emerging Issue Task Force Consensuses have either been implemented or are not applicable to the Company.

2.  Accounts Receivable:

	2008	2007
Customers	$ 1,736,828	$ 3,469,485
Customers - retention	443,055	556,870
Other	1,500	18,438
	2,181,383	4,044,793
Less allowance for doubtful
accounts	72,226	151,000
.	$ 2,109,157	$ 3,893,793

3.  Inventory:

	2008	2007
Raw materials	$ 435,905	$ 425,162
Work-in-process	5,811,161	4,221,174
Finished goods	478,102	546,810
	6,725,168	5,193,146
Less allowance for obsolescence	100,000	100,000
.	$ 6,625,168	$ 5,093,146

4.  Costs and Estimated Earnings on Uncompleted Contracts:

.	2008	2007
Costs incurred on uncompleted
contracts	$ 1,914,885	$ 3,256,594
Estimated earnings	434,179	1,802,304
	2,349,064	5,058,898
Less billings to date	592,900	3,085,717
	$ 1,756,164	$ 1,973,181

Amounts are included in the accompanying balance sheets under the following captions:

	2008	2007
Costs and estimated earnings in
excess of billings	$ 1,756,164	$ 1,991,183
Billings in excess of costs and
estimated earnings	-	18,002
.	$ 1,756,164	$ 1,973,181

5.  Maintenance and Other Inventory:

	2008	2007
Maintenance and other inventory	$ 1,851,581	$ 1,611,677
Less allowance for obsolescence	963,993	857,852
.	$ 887,588	$ 753,825

Maintenance and other inventory represent stock that is estimated to have a product life-cycle in excess of twelve-months.  This stock represents certain items the Company is required to maintain for service of products sold, and items that are generally subject to spontaneous ordering.

This inventory is particularly sensitive to technical obsolescence in the near term due to its use in industries characterized by the continuous introduction of new product lines, rapid technological advances and product obsolescence.  Therefore, management of the Company has recorded an allowance for potential inventory obsolescence.

The provision for potential inventory obsolescence was $180,000 and $165,000 for the years ended May 31, 2008 and 2007.

6.  Property and Equipment:

	2008	2007
Land	$ 141,483	$ 141,483
Buildings and improvements	3,725,622	3,822,616
Machinery and equipment	4,811,897	4,382,653
Office furniture and equipment	533,604	584,752
Autos and trucks	85,835	75,229
	9,298,441	9,006,733
Less accumulated depreciation	5,872,531	5,656,923
	$ 3,425,910	$ 3,349,810

Depreciation expense was $350,316 and $321,297 for the years ended May 31, 2008 and 2007.

The following is a summary of property and equipment included above which is held under capital leases:

	2008	2007
Buildings and improvements	$ 806,707	$ 806,707
Machinery and equipment	722,915	722,915
Office furniture and equipment	102,985	102,985
	1,632,607	1,632,607
Less accumulated amortization	1,037,386	1,007,893
	$ 595,221	$ 624,714

Minimum future lease payments under capital leases as of May 31, 2008 for each of the next five years and in the aggregate are included in long-term debt (see Note 9).

Amortization of property and equipment under the capital leases included in depreciation expense is $29,493 and $38,389 for the years ended May 31, 2008 and 2007.

7.  Investment in Affiliate:

Investment in affiliate as of May 31, 2007 consisted of the Company's 23% ownership interest in common shares of Developments acquired at a cost of $85,619, plus the Company's cumulative equity in the net income of Developments of $365,901 through the year ended May 31, 2007.  The Pink Sheets OTC quoted market value of the Company's common shares of Developments at May 31, 2007 was $861,897.

As noted in note 21, the Company merged with Developments effective April 1, 2008.

8.  Short-Term Borrowings:

The Company has available a $5,000,000 bank demand line of credit with interest payable at the Company's option of 30, 60 or 90 day LIBOR rate plus 2.25% or the bank's prime rate less ..25%.  The line is secured by accounts receivable, equipment, inventory, and general intangibles.  This line of credit is subject to the usual terms and conditions applied by the bank and is subject to renewal annually.  The amount outstanding under this line at May 31, 2008 was $879,000, all of which was payable at the bank's prime rate less .25% (4.75% at May 31, 2008).  The total amount outstanding at May 31, 2007 was $1,628,000.

The Company uses a cash management facility under which the bank draws against the available line of credit to cover checks presented for payment on a daily basis.  Outstanding checks under this arrangement totaled $94,727 and $18,358 as of May 31, 2008 and 2007.  These amounts are included in accounts payable.

9.  Long-Term Debt:

	2008	2007
Bank term note, monthly payments of
$13,713 including interest at 7.19%,
secured by substantially all
assets of the Company, with the
remaining unpaid principal balance
payable in October 2008.	$ 71,621	$ 224,787
Industrial Revenue Development
Bonds, annual principal payments
ranging from $25,000 to $150,000
through June 2009 plus interest at
variable rates based on the highest
rated short-term, federally tax
exempt obligations (5.1% at May
31, 2008).	80,000	115,000
Bank mortgage note, monthly
principal payments of $1,444 plus
interest at the bank's prime rate
plus 1% (6 % at May 31, 2008),
secured by related property, with
the remaining unpaid principal
balance payable in June 2008.	4,334	21,667
Bank mortgage, monthly principal
payments of $2,222 plus interest at
the bank's prime rate plus 1%
(6 % at May 31, 2008), secured
by substantially all assets of the
Company, due February 2013.	126,666	153,334
Other	-	5,900
	282,621	520,688
Less current portion	137,621	238,066
	$ 145,000	$ 282,622

In November 1994, the Company entered into a capital lease agreement with the Niagara County Industrial Development Agency (NCIDA) to finance certain construction costs for additions to its manufacturing/ testing facilities and for the acquisition of machinery and equipment.  To finance the project, NCIDA authorized the sale of its Industrial Revenue Development Bonds, in the aggregate principal amount of $1,250,000, under a trust indenture with a bank as trustee.  The capital lease obligation is secured by a first mortgage on real estate, project machinery and equipment, and guaranteed by an irrevocable bank letter of credit in the amount of $80,000 as of May 31, 2008.

As of May 31, 2008, $30,346 of funds were held by a trustee, representing an interest-bearing tax-free money fund restricted for principal reduction payments of the Industrial Revenue Development Bond during fiscal year ending May 31, 2009.

The term note and mortgage note are subject to restrictive covenants relating to net working capital, tangible net worth, capital expenditures and interest coverage ratio.   The Company is in compliance with all of the covenants as of May 31, 2008.

The aggregate maturities of long-term debt subsequent to May 31, 2008 are:

2009	$ 137,621
2010	71,667
2011	26,667
2012	26,666
2013	20,000
.	$ 282,621

10.  Sales:

Sales to two customers approximated 23% (13% and 10%, respectively) of net sales for 2008.  Sales to two customers approximated 24% (15% and 9%, respectively) of net sales for 2007.

11.  Income Taxes:

.	2008	2007
Current tax provision:
Federal	$ 619,000	$ 395,200
State	6,700	17,800
	625,700	413,000
Deferred tax provision (benefit):
Federal	(93,100)	(700)
State	36,400	(2,300)
	(56,700)	(3,000)
	$ 569,000	$ 410,000

A reconciliation of provision for income taxes at the statutory rate to income tax provision at the Company's effective rate is as follows:

	2008	2007
Computed tax provision
at the expected statutory rate	$ 712,700	$ 350,000
Effect of graduated Federal rates on
subsidiary income	(10,600)	(10,800)
State income tax - net of Federal
tax benefit	4,500	11,400
Tax effect of permanent differences:
Equity in net (income) loss of affiliate	(2,000)	(3,800)
Minority shareholder interest	12,400	12,400
Extraterritorial income exclusion	-	(8,600)
Extraordinary gain upon merger	(137,600)	-
Other permanent differences	(37,600)	43,100
Other	27,200	16,300
	$ 569,000	$ 410,000

Significant components of the Company's deferred tax assets and liabilities consist of the following:

	2008	2007
Deferred tax assets:
Allowance for doubtful receivables	$ 24,600	$ 54,800
Tax inventory adjustment	88,700	104,800
Allowance for obsolete inventory	362,900	347,800
Accrued vacation	47,400	46,300
Accrued commissions	10,300	16,600
Warranty reserve	55,100	55,000
Stock options issued for services	68,000	43,100
Other	34,100	1,000
	691,100	669,400
Deferred tax liabilities:
Excess tax depreciation	(190,485)	(281,585)
Net deferred tax assets	$ 500,615	$ 387,815

Realization of the deferred tax assets is dependent on generating sufficient taxable income at the time temporary differences become deductible.  The Company provides a valuation allowance to the extent that deferred tax assets may not be realized.  A valuation allowance has not been recorded against the deferred tax assets since management believes it is more likely than not that the deferred tax assets are recoverable.  The Company considers future taxable income and potential tax planning strategies in assessing the need for a potential valuation allowance.  The amount of the deferred tax assets considered realizable however, could be reduced in the near term if estimates of future taxable income are reduced.

Income on undistributed earnings from affiliates and subsidiary are considered to be permanently reinvested, and therefore no provision for deferred income taxes has been recorded.

The Company and its subsidiary file separate Federal and State income tax returns.  As of May 31, 2008, the Company had State investment tax credit carryforwards of approximately $165,000 expiring through May 2014.

Earnings Per Common Share:

Basic earnings per common share is computed by dividing income available to common stockholders by the weighted-average common shares outstanding for the period.  Diluted earnings per common share reflects the weighted-average common shares outstanding and dilutive potential common shares, such as stock options.

A reconciliation of weighted-average common shares outstanding to weighted-average common shares outstanding assuming dilution is as follows:

	2008	2007
Average common shares
outstanding	3,170,715	3,151,166
Common shares issuable under
stock option plans	16,306	8,226
Average common shares
outstanding assuming dilution	3,187,021	3,159,392

13.  Related Party Transactions:

Included in cost of sales are research and development expenses charged by Developments for services performed by its research engineers in the amount of $112,810 and $161,610 for the years ended May 31, 2008 and 2007.

Included in selling, general and administrative expenses is royalty expense charged by Developments for the use of patents in the Company's manufacturing operations in the amount of $119,409 and $91,740 for the years ended May 31, 2008 and 2007.

Included in interest expense for the years ended May 31, 2008 and 2007, are $6,186 and $13,459 charged by Developments at a rate of 8% for non-current liabilities.

Prior to the merger, the Company leased certain office and laboratory facilities to Developments for an annual rental of $12,000.

14.  Employee Stock Purchase Plan:

In March 2004, the Company reserved 295,000 shares of common stock for issuance pursuant to a non-qualified employee stock purchase plan.  Participation in the employee stock purchase plan is voluntary for all employees of the Company.  Purchase of common shares can be made by employee contributions through payroll deductions with a discretionary matching contribution by the Company of a specified percentage of the employees' contributions based on length of employment with the Company.  At the end of each calendar quarter, the employer/employee contributions will be applied to the purchase of common shares at fair market value which are then held in the name of the Company as custodian for the employees' shares.  These shares are distributed to the employees at the end of each calendar quarter or upon withdrawal from the plan.  During the years ended May 31, 2008 and 2007, 2,720 ($5.12 to $7.01 price per share) and 2,827 ($4.93 to $6.13 price per share) common shares, respectively, were issued to employees. As of May 31, 2008, 243,792 shares were reserved for further issue.  The amount of Company matching expense was zero for the years ended May 31, 2008 and 2007.

15.  Stock Option Plans:

In 2005, the Company adopted a stock option plan which permits the Company to grant both incentive stock options and non-qualified stock options.  The incentive stock options qualify for preferential treatment under the Internal Revenue Code.  Under this plan, 140,000 shares of common stock have been reserved for grant to key employees and directors of the Company and 92,750 shares have been granted as of May 31, 2008. Under the plan, the option price may not be less than the fair market value of the stock at the time the options are granted. Options vest immediately and expire ten years from the date of grant.  Options granted under the Company's previous nonqualified and incentive stock option plans that have not been exercised expire ten years from the date of grant and are exercisable over the period stated in each option.

Using the Black-Scholes option pricing model, the weighted average estimated fair value of each option granted under the plan was $1.99 during 2008 and $3.10 during 2007.  The pricing model uses the assumptions noted in the following table.  Expected volatility is based on the historical volatility of the Company's stock.  The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.  The expected life of options granted is derived from previous history of stock exercises from the grant date and represents the period of time that options granted are expected to be outstanding.  The Company uses historical data to estimate option exercise and employee termination assumptions under the valuation model.  The Company has never paid dividends on its common stock and does not anticipate doing so in the foreseeable future.

	2008	2007
Risk-free interest rate	4.0%	3.1%
Expected life in years	2.5	2.5
Expected volatility	53%	88%
Expected dividend yield	0%	0%

The following is a summary of stock option activity:

	Shares	Weighted -Average Exercise Price	Intrinsic Value
Outstanding -- May 31, 2006	85,250	$ 4.05	$ 174,385
Options granted	38,250	$ 5.78
Options exercised	-	-	-
Options expired	36,000	$ 3.11
Outstanding - May 31, 2007	87,500	$ 5.20	$ 59,648
Options granted	40,250	$ 5.57
Options exercised	2,250	$ 5.12	$ 11,527
Options expired	5,000	$ 5.89
Outstanding - May 31, 2008	120,500	$ 5.30	$ 165,590

We calculated intrinsic value for those options that had an exercise price lower than the market price of our common shares as of the balance sheet dates.  The aggregate intrinsic value of outstanding options as of the end of each fiscal year is calculated as the difference between the exercise price of the underlying options and the market price of our common shares for the options that were in-the money at that date (120,500 at May 31, 2008 and 49,250 at May 31, 2007.)  The Company's closing stock price was $6.67 and $5.80 as of May 31, 2008 and 2007.  As of May 31, 2008, there are 47,250 options available for future grants under the stock option plan.  $11,527 was received from the exercise of share options during the fiscal year ended May 31, 2008.

The following table summarizes information about stock options outstanding at May 31, 2008:

	Outstanding and Exercisable
Range of	Number	Weighted Average	Weighted
Exercise	of	Remaining Years	Average
Prices	Options	of Contractual Life	Exercise Price
$2.00-$3.00	10,000	6.9	$2.88
$3.01-$4.00	8,500	4.6	$3.16
$4.01-$5.00	-	-	-
$5.01-$6.00	75,000	8.6	$5.55
$6.01-$7.00	27,000	8.7	$6.17
$2.00-$7.00	120,500	8.2	$5.30

The following table summarizes information about stock options outstanding at May 31, 2007:

	Outstanding and Exercisable
Range of	Number	Weighted Average	Weighted
Exercise	of	Remaining Years	Average
Prices	Options	of Contractual Life	Exercise Price
$2.00-$3.00	10,000	7.9	$2.88
$3.01-$4.00	9,250	5.9	$3.15
$4.01-$5.00	-	-	-
$5.01-$6.00	55,000	9.0	$5.73
$6.01-$7.00	13,250	9.2	$6.17
$2.00-$7.00	87,500	8.6	$5.20

16.  Preferred Stock:

The Company has 2,000,000 authorized but unissued shares of preferred stock which may be issued in series.  The shares of each series shall have such rights, preferences, and limitations as shall be fixed by the Board of Directors.

17.  Treasury Stock:

As part of the merger transaction with Developments during the year ended May 31, 2008, the Company received as treasury stock, 228,317 shares of its own common stock that had been owned by Developments prior to the merger.

18.  Retirement Plan:

The Company maintains a retirement plan for essentially all employees pursuant to Section 401(k) of the Internal Revenue Code.  The Company matches a percentage of employee voluntary salary deferrals subject to limitations.  The Company may also make discretionary contributions as determined annually by the Company's Board of Directors.  The amount expensed under the plan was $36,637 and $16,538 for the years ended May 31, 2008 and 2007.

19.  Fair Value of Financial Instruments:

The carrying amounts of cash and cash equivalents, restricted funds held by trustee, accounts receivable, accounts payable, accrued liabilities, and short-term borrowings approximate fair value because of the short maturity of these instruments.

The carrying amount of long-term debt approximates fair value because the interest rates on these instruments fluctuate with market interest rates or the fixed rates are based on current rates offered to the Company for debt with similar terms and maturities.

20.  Cash Flows Information:

.	2008	2007

Interest paid	$ 150,546	$ 312,550

Income taxes paid (refunded)	$1,062,354	$(139,952)

21.  Business Combination:

Effective April 1, 2008, the Company acquired the 77% of the outstanding common shares of Developments that it did not already own.  Following the merger of the companies, Taylor Devices, Inc. was the surviving company.  The results of Developments' operations have been included in the consolidated financial statements since that date.

The merger will allow the complementary operations of both companies, including Developments' patents and other intellectual property and the product development and manufacturing process of Taylor Devices' products to be fully integrated.  The merger is expected to result in significant synergies and reduced administrative expenses, especially expenses associated with maintaining each as a separate company.

In the merger, each outstanding share of Developments' common stock has been converted into the right to receive one share of Taylor Devices, Inc. common stock.  The aggregate purchase price of $5,058,191 was calculated by multiplying the total number of Developments' outstanding shares of common stock (987,928) by the average closing bid and ask prices for shares of the Company's common stock on March 31, 2008 ($5.12).  The Company issued 290,361 common shares as a result of the business combination.

We have accounted for the merger using the purchase method in accordance with SFAS No. 141 "Business Combinations".  As such, we analyzed the fair value of tangible and intangible assets acquired and liabilities assumed and we determined the excess of fair value of net assets acquired over cost.   Because the fair value of the acquired assets and liabilities assumed exceeded the acquisition price, the valuation of the long-lived assets acquired was reduced to zero in accordance with SFAS No. 141.  Accordingly, no basis was assigned to property, plant and equipment, patents or any other non-current assets, and the remaining excess was recorded as an extraordinary gain, net of deferred income taxes.

The following table summarizes the cost of the merger and the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.
Acquisition costs:
    Shares of the Company's common stock
    issued to Developments' shareholders              $5,058,191

    Cancellation of shares of the Company's
    common stock owned by Developments
    prior to the merger                                                  (3,571,543)

    Conversion to treasury shares of the
    Company's common stock issued to the
    Company for each share of Developments'
    common stock owned by the Company
    prior to the merger                                                  (1,168,983)

    Elimination of the Company's 23% equity
    investment in Developments prior to merger         457,492

    Elimination of intercompany payable from
    the Company to Developments                                 (25,264)

    Direct costs of the acquisition                                  185,185

Total acquisition costs                                                  935,078

Fair value of net assets acquired and liabilities assumed:
    Cash                                                                              875,959
    Equity interest in Tayco Realty, Inc.                       412,652
    Prepaid expenses                                                            5,064
    Accrued expenses                                                         (9,640)
    Deferred taxes                                                                57,200

Total fair value of net assets acquired                     1,341,235

Extraordinary gain on the merger -- excess of fair value of net assets acquired over cost $ 406,157

The following pro forma information is based on the assumption that the merger took place as of the beginning of each of the following fiscal years and reflects the extraordinary gain of $406,157, as computed above.

                                                                2008                2007

    Net sales                                        $18,593,831    $16,501,400
    Income before extraordinary
        gain                                            $  1,163,910    $     673,258
    Net income                                    $  1,570,067    $  1,079,415

    Earnings per share:
        Income before
            extraordinary gain                       $ 0.37              $ 0.21
        Net income                                       $ 0.49              $ 0.34

22.  Legal Proceedings:

The State of New York Workers Compensation Board ("Board") commenced a lawsuit against the Company and 264 other entities in May 2008, seeking to recover funds allegedly owed in connection with the Company's participation in the Manufacturing Self-Insurance Trust ("Trust").  The Board claims that the Trust provided workers compensation self-insurance to its participating members, including the Company, from April 22, 1997 to August 31, 2006.  The Board further claims that it has assumed control of the Trust, and that the Trust's liabilities exceed its assets by a substantial amount.  The Board claims that the Company is jointly and severally liable for that deficit, and has calculated a rough estimate of each participating member's current share of the deficit.  The Board claims that the Company's share of the deficit exceeds $79,555, and that the Company could be jointly and severally responsible for further amounts yet to be specified.

The Company denies the Board's claims that the Company owes the amounts sought.  The lawsuit was recently commenced, and the Company's investigation into the factual allegations of the lawsuit continues.  It appears that the Board is performing additional forensic audits regarding the Trust, in order to more accurately determine the amounts owed by the participating members.

Management intends to vigorously defend the claim and has joined with other participating members in a joint defense against the lawsuit.  It is anticipated that the Company, together with other defendants, will conduct an independent forensic audit of the Trust's liabilities and assets.  It is also anticipated that the Company will challenge the legal and contractual bases for the Board's claims.

There are no other legal proceedings except for routine litigation incidental to the business.